# Pruco Securities, LLC
**Statement of Financial Condition**
**December 31, 2016**

SEC ID No. 8-16402
This report is deemed PUBLIC in accordance with Rule 17a-5(e)(3) under
the Securities Exchange Act of 1934.

# Pruco Securities, LLC
## Index
### December 31, 2016



**Report of Independent Registered Public Accounting Firm**

To the Management of Pruco Securities, LLC:

In our opinion, the accompanying statement of financial condition presents fairly, in all material respects, the financial position of Pruco Securities, LLC (the "Company") at December 31, 2016 in conformity with accounting principles generally accepted in the United States of America. This statement of financial condition is the responsibility of the Company's management. Our responsibility is to express an opinion on the statement of financial condition based on our audit. We conducted our audit of this statement of financial condition in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition, assessing the accounting principles used and significant estimates made by management, and evaluating the overall statement of financial condition presentation. We believe that our audit of the statement of financial condition provides a reasonable basis for our opinion.

*PricewaterhouseCoopers LLP*

February 22, 2017

# Pruco Securities, LLC
## Statement of Financial Condition
## December 31, 2016

*(dollars in thousands)*

| | | |
|---|---|---:|
| **Assets** | | |
| Cash and cash equivalents | $ | 29,554 |
| Cash segregated under federal regulations | | 1,047 |
| Receivable from broker-dealers | | 4,203 |
| Receivable from affiliates | | 11,113 |
| Prepaid expenses and other assets | | 2,022 |
| Federal deferred tax receivable from Parent | | 1,237 |
| Total assets | $ | 49,176 |
| | | |
| **Liabilities and Member's Equity** | | |
| Liabilities | | |
| Payable to affiliates | $ | 20,711 |
| Accounts payable and other accrued liabilities | | 3,326 |
| Payable to customers | | 819 |
| Federal Income tax payable | | 101 |
| Total liabilities | | 24,957 |
| | | |
| Commitments and contingent liabilities (see Note 7) | | |
| | | |
| Member's equity | | |
| Contributed capital | | 26,500 |
| Accumulated deficit | | (2,281) |
| Total member's equity | | 24,219 |
| Total liabilities and member's equity | $ | 49,176 |

The accompanying notes are an integral part of this Statement of Financial Condition.

*(dollars in thousands)*

### 1. Organization and Nature of Business

Pruco Securities, LLC (the "Company") is a wholly-owned subsidiary of The Prudential Insurance Company of America ("PICA" or the "Parent"), a New Jersey corporation, which is a subsidiary of Prudential Financial, Inc. ("Prudential"), a New Jersey corporation. The Company, organized in 1971, with its principal offices in Newark, New Jersey, is a registered broker dealer subject to the rules and regulations of the Security and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority, Inc. ("FINRA").

The Company is the principal underwriter and broker dealer for SEC registered variable life insurance products issued by affiliated companies, Pruco Life Insurance Company ("PLAZ") and Pruco Life Insurance Company of New Jersey ("PLNJ").

The Company acts as a general securities broker and offers to its customers various investment products including mutual funds, equity and fixed income securities, 529 education savings plans, variable life insurance and variable annuity contracts. The Company introduces and clears its non-insurance securities transactions and general securities trading activity on a fully disclosed basis through National Financial Services LLC ("NFS").

The Company is also registered with the SEC as an investment advisor and conducts such business under the name Prudential Financial Planning Services ("PFPS"). PFPS investment advisory representatives may offer managed money programs and/or provide financial planning services to clients.

### 2. Summary of Significant Accounting Policies

The audited Statement of Financial Condition has been prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP".)

The preparation of this Statement of Financial Condition in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the Statement of Financial Condition. Actual results could differ from these estimates.

The Company defines cash and cash equivalents as amounts due from banks and from money market mutual funds. Cash and cash equivalents of $29,554 includes shares of a Prudential money market mutual fund distributed by Prudential Investment Management Services, LLC ("PIMS"), an affiliate. The Company also maintains a special reserve account at a commercial bank for the exclusive benefit of its customers. Cash of $1,047 has been segregated in the special reserve bank account for the exclusive benefit of customers and classified as Cash segregated under federal regulations.

In accordance with federal and applicable state tax law, the Company is treated as a branch of its single member owner, PICA. PICA is included in the consolidated federal income tax return of Prudential. Subsequent to the conversion to a limited liability company on January 1, 2004, the Company is generally not subject to state income taxes because the Company's single-member parent is an insurance company that generally pays state premium tax in lieu of state income tax.

*(dollars in thousands)*

Deferred income taxes are recognized, based on enacted rates, when assets and liabilities have different values for financial statement and tax reporting purposes. The application of U.S. GAAP requires the Company to evaluate the recoverability of the Company's deferred tax assets and establish a valuation allowance if necessary to reduce the Company's deferred tax assets to an amount that is more-likely-than-not to be realized. Considerable judgment is required in determining whether a valuation allowance is necessary, and if so, the amount of such valuation allowance. Although realization is not assured, management believes it is more-likely-than-not that the deferred tax assets, net of valuation allowances, will be realized.

US GAAP requires the Company to account for unrecognized tax benefits, interest and penalties which relate to tax years still subject to review by the Internal Revenue Service ("IRS") or other taxing jurisdictions. Audit periods remain open for review until the statute of limitations has passed. Generally, for tax years which produce net operating losses, capital losses or tax credit carryforwards ("tax attributes"), the statute of limitations does not close, to the extent of these tax attributes, until the expiration of the statute of limitations for the tax year in which they are fully utilized. The completion of review or the expiration of the statute of limitations for a given audit period could result in an adjustment to the liability for income taxes.

See Note 4 for additional information regarding income taxes.

3.    **Fair Value Assets and Liabilities**

Fair Value Measurement—Fair value represents the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The authoritative fair value guidance establishes a framework for measuring fair value that includes a hierarchy used to classify the inputs used in measuring fair value. The level in the fair value hierarchy within which the fair value measurement falls is determined based on the lowest level input that is significant to the fair value measurement. The levels of the fair value hierarchy are as follows:

Level 1—Fair value is based on unadjusted quoted prices in active markets that are accessible to the Company for identical assets or liabilities. The Company's Level 1 assets represent an investment in a Prudential sponsored money market mutual fund.

Level 2—Fair value is based on significant inputs, other than quoted prices included in Level 1, that are observable for the asset or liability, either directly or indirectly, for substantially the full term of the asset or liability through corroboration with observable market data. Level 2 inputs include quoted market prices in active markets for similar assets and liabilities, quoted market prices in markets that are not active for identical or similar assets or liabilities, and other market observable inputs.

Level 3—Fair value is based on at least one or more significant unobservable inputs for the asset or liability. The assets and liabilities in this category may require significant judgment or estimation in determining the fair value. The Company does not have any level 3 assets or liabilities.

The table below presents the balances of assets measured at fair value on a recurring basis. There were no liabilities carried at fair value.

*(dollars in thousands)*

| Assets: | Level 1 | Level 2 | Level 3 | Total |
|---|---|---|---|---|
| Cash equivalents (money market mutual fund) | $ 28,735 | $ - | $ - | $ 28,735 |

The table below presents the carrying amount and fair value by hierarchy level of certain financial instruments that are not reported at fair value. However, as described below, the carrying amount equals or approximates fair value. The Company did not have any transfers between the levels.

*(dollars in thousands)*

| | Fair Value | | | | Carrying Amount |
|---|---|---|---|---|---|
| | Level 1 | Level 2 | Level 3 | Total | Total |
| **Assets:** | | | | | |
| Cash | $ 819 | $ - | $ - | $ 819 | $ 819 |
| Cash segregated under federal regulations | 1,047 | - | - | 1,047 | 1,047 |
| Receivable from broker-dealers and clearing organizations | - | 4,203 | - | 4,203 | 4,203 |
| Receivable from affiliates | - | 11,113 | - | 11,113 | 11,113 |
| Total Assets | $ 1,866 | $ 15,316 | $ - | $ 17,182 | $ 17,182 |
| | | | | | |
| **Liabilities** | | | | | |
| Payable to affiliates | $ - | $ 20,711 | $ - | $ 20,711 | $ 20,711 |
| Accounts payable and other accrued liabilities | - | 3,326 | - | 3,326 | 3,326 |
| Payable to customers | - | 819 | - | 819 | 819 |
| Total Liabilities | $ - | $ 24,856 | $ - | $ 24,856 | $ 24,856 |

The Company believes that due to the short-term nature of the assets listed above, the carrying value approximate fair value. The Company also believes that due to the settlement of the liabilities in the near future, carrying values approximate fair value.

## 4. Income Taxes

The Company has deferred tax assets of $1,237 due to temporary differences attributable to a provision relating to the customer liability and other reserves established described in Note 7. The application of U.S. GAAP requires the Company to evaluate the recoverability of deferred tax assets and establish a valuation allowance if necessary to reduce the deferred tax asset to an amount that is more likely than not expected to be realized. As of December 31, 2016, the company does not require a valuation allowance for its deferred tax assets.

U.S. GAAP prescribes a comprehensive model for how a company should recognize, measure, present, and disclose in its statement of financial condition uncertain tax positions that a company has taken or expects to take on its tax returns. The Company does not have any unrecognized tax benefits at December 31, 2016.

The Company files a consolidated Federal income tax return with its parent. The tax years that remain subject to examination by the Internal Revenue Service at December 31, 2016 are 2009 through 2016.

*(dollars in thousands)*

The Company is participating in the IRS's Compliance Assurance Program ("CAP"). Under CAP, the IRS assigns an examination team to review completed transactions as they occur in order to reach agreement with the Company on how they should be reported in the relevant tax returns. If disagreements arise, accelerated resolutions programs are available to resolve the disagreements in a timely manner before the tax return is filed.

## 5.  Related Party Transactions

It is noted that balances included below may not agree to the face of the statement of financial condition as these amounts are settled through our affiliated entities although the Company may be contractually liable to a third party.

At December 31, 2016, the Company had the following statement of financial condition related party balances:

| Statement of Financial Condition | Receivable | | Payable | |
|---|---|---|---|---|
| Receivable from broker-dealers and clearing organizations | $ | 1,242 | $ | - |
| Receivable from affiliates | | 11,113 | | - |
| Payable to affiliates | | - | | 20,711 |
| Federal income taxes | | 1,237 | | 101 |
| | $ | 13,592 | $ | 20,812 |

## 6.  Concentrations of Credit Risk

As discussed in Note 1, the Company clears its securities transactions through NFS on a fully disclosed basis.  Pursuant to the terms of the agreement between the Company and NFS, NFS has the right to charge the Company for losses that result from a counterparty's failure to fulfill its contractual obligations.  As the right to charge the Company has no maximum amount and applies to all trades executed through the clearing broker, the Company believes there is no maximum amount assignable to this right.  During 2016, the Company was not required to pay any amounts related to these guarantees and based on historic performance has recorded no liability as of December 31, 2016.  The risk of default depends on the creditworthiness of the individual counterparty.  It is the Company's policy to review, as necessary, the credit standing of each counterparty.

## 7.  Commitments and Contingent Liabilities

The Company is subject to legal and regulatory actions in the ordinary course of its business. Management of the Company, after consultation with its legal counsel, believes that the ultimate resolution of any pending litigation and regulatory matters should not have any material adverse effect on the Company's Statement of Financial Condition.

The Company's internal supervisory and control functions review the quality of sales and other customer interface procedures and practices and may recommend modifications or enhancements. In certain cases, if appropriate, the Company may offer customers remediation and may incur charges, including the cost of such remediation, administrative costs and regulatory fines.  At

*(dollars in thousands)*

December 31, 2016, the Company had reserves of $3,533, including a liability of $819 which represents amounts due to customers since 2012, related to delays in processing certain mutual fund transactions which is included in Payable to customers, and another $2,714 for other matters.

## 8.    Regulatory Requirements

The Company is subject to the Uniform Net Capital Rule (Rule 15c3-1), pursuant to the Securities Exchange Act of 1934, which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1.  At December 31, 2016, the Company had net capital of $17,185, which was $15,521 in excess of its required net capital of $1,664.  The Company's ratio of aggregate indebtedness to net capital was 1.45 to 1.

The Company is exempt from Rule 15c3-3 since it does not hold customer funds or safekeep customer securities. The Company introduces its customers' accounts in the sale of general securities and mutual funds while operating under the exemption provided by Section (k)(2)(ii) of Rule 15c3-3. The Company has recorded a liability payable to customers of $819, as discussed in Note 7, and has $1,047 on deposit in the special reserve bank account for the exclusive benefit of customers.

## 9.    Subsequent Events

The Company has evaluated and determined that no events or transactions occurred after December 31, 2016 through February 22, 2017 that would require recognition or disclosure in this Statement of Financial Condition.